Exhibit 17.3

January 9, 2012

The Board of Directors
Fuqi International, Inc.
Unit 4-6, F,1 Block
Shihua Industrial Area
Cuizhu North Road
Luohu,Shenzhen,China

Attn: Corporate Secretary

Dear Board Members:

As stated in our resignation letters, we resigned from the Company’s Board of Directors due in large part to Management’s failure to pay for auditing and legal professionals engaged by the Audit Committee as authorized by the Committee’s Charter, which led to the resignations of those professionals, or the cessation of their work, and the resulting inability of the Audit Committee to fulfill its obligations.  In response to our resignation letters, the Company’s 8-K is focused on an unrelated issue, which is the Company’s failure to timely advance defense costs on behalf of its independent directors.

Although we did not resign due to non-payment of those defense counsel fees, it is true that the Company has put the independent directors in peril by refusing to honor the indemnity provisions of the Company’s by-laws to indemnify against defense costs on a timely basis.  Management’s failure to pay these defense costs on a timely basis has led defense counsel for those independent directors comprising the Audit Committee to serve notice that it may have to cease working on our defense because of non-payment.  We have for months tried to focus Management on identifying any specific information it feels is necessary to pay the directors defense counsels but to no avail.  Management understood that counsel was on the verge of resignation but did not respond to requests to avert that resignation.  Moreover, the Company’s reference in the 8-K to the review of counsel’s bills by the Company’s insurance carrier misses the point because the Company’s indemnity obligation directors is to advance legal fees regardless of insurance reimbursement.  Also, as Management is aware, the need to restate the Company’s financial statements in the glare of class action and derivative litigation against the Company and its directors required ongoing assistance by litigation counsel for both the Company and its directors.

With respect to the Audit Committee, the Committee’s primary outside counsel’s bills (separate from litigation defense costs discussed above) tendered to the Company have not been paid at all since the firm’s engagement in June 2010.  In addition, just as the Audit Committee believed it had come to near resolution of the restatement process, certain unusual cash transfers made by the Company were uncovered and resulted in the Audit Committee having to initiate and supervise an internal investigation and engage separate counsel to conduct it.  This situation also caused the undersigned members of the Audit Committee to have to appear and give testimony before, and produce documents to, the US Securities and Exchange Commission.  Similarly, while the Company’s 8-K statement clarifies that the Company did make partial payment to the law firm engaged to undertake the internal investigation, the Company has not paid their outstanding balances which have been long overdue with the result that the firm refused to complete its investigation. In addition, it is the Audit Committee’s understanding that the Company has not paid any other professional engaged by the Audit Committee or by the Audit Committee’s investigatory counsel in connection with the internal investigation.

Finally, the Company’s 8-K statement explaining why Management engaged an auditor to audit the year-end inventory without approval of the Audit Committee (the “Unapproved Auditor”) also misses the point.  The authority to engage an auditor is vested with the Audit Committee not with Management.  The essential facts leading to the engagement of the Unapproved Auditor are these: the Chair of the Audit Committee had reached out to the Company’s primary auditor, Marcum LP, in early December to discuss its willingness to perform the year-end inventory audit.  Marcum later requested to meet with the Company to coordinate the taking of the year-end physical inventory.  The Company then communicated to Marcum that it would not require Marcum’s services to conduct the year-end inventory audit.  Marcum informed the Company that it would not be able to perform an annual audit of the Company if it did not perform the year-end inventory audit because it could not later rely on the work of a third party performing consulting services for the Company.  As Chair of the Audit Committee, Ms. Brody promptly sent an email to Management saying for that reason Marcum should be engaged to perform the year-end inventory audit.  The next communication received by Ms. Brody indicated that Management had gone ahead and engaged the Unapproved Auditor for the year-end inventory audit rather than Marcum.  While the Audit Committee had reviewed with Management various options in the months leading up to this engagement, in the end Management acted on its own to engage the Unapproved Auditor notwithstanding Ms. Brody’s directive to the Company on behalf of the Audit Committee to engage Marcum.

Based on the above, we tendered our resignations.  We accept the Company’s thanks for our years of service, express our appreciation for the opportunity to have served the Company’s shareholders, and regret that we will be unable to continue serving them.

Very truly yours,

Eileen B. Brody

Victor A. Hollander